(Response to Item 77.C.)

                       2001 ANNUAL MEETING OF STOCKHOLDERS

                  On June 21, 2001, The R.O.C. Taiwan Fund (the "Fund") held an annual meeting to:

1.       Elect five trustees of the Fund; and

2. Consider whether to convert the Fund from a closed-end investment company into an open-end investment company. The Fund's Declaration of Trust required a shareholder vote on this question, because the Fund's shares had traded at an average discount of more than 10% to its net asset value over a 12-week period beginning after the most recent such vote.

                  Proxies representing 17,455,974 , or 53.38%, of the 32,698,976 eligible shares outstanding, were voted. The results are shown below. The trustees of the Fund recommended that stockholders vote against the conversion proposal. The affirmative votes of a majority of the shares outstanding was required in order to pass the proposal. Of the 32,698,976 shares outstanding, less than 13% were voted for conversion. Management of the Fund expressed its appreciation for the support of stockholders on this matter.

                                                                        For                 Withheld
----------------------------------------------------------------------- ------------------- -----------------
Nominees to the Board of Trustees of the Fund

Theodore S.S. Cheng                                                     15,826,790          1,629,184
Michael Ding                                                            15,827,822          1,628,152
David N. Laux                                                           17,154,340            301,634
Yung-San Lee                                                            17,155,772            300,202
Alfred F. Miossi                                                        17,154,270            301,704

Messrs. Daniel K.L. Chiang, Edward B. Collins, Pedro-Pablo Kuczynski and Robert
P. Parker, whose term did not expire in 2001, remained as trustees of the Fund. Mr. Kuczynski resigned as a trustee of the Fund on June 28, 2001 in order to become Economy and Finance Minister of Peru.

                                                           For              Against           Abstain
---------------------------------------------------------- ---------------- ----------------- ---------------
Conversion of the Fund from a closed-end to an open-end
investment company                                         4,184,388        5,326,001          40,393

Proxies covering 7,905,192 shares, or 45.29%, of the shares represented at the meeting, were not voted on this issue.